Exhibit 8.1

111 South Wacker Drive

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

John B. Truskowski

Direct Telephone: 312-443-0257

Direct Fax: 312-896-6257

jtruskowski@lockelord.com

July 29, 2009

OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, NJ 08754

Central Jersey Bancorp

1903 Highway 35

Oakhurst, NJ 07755

Re:	Proposed Merger of OceanFirst Financial Corp. and Central Jersey Bancorp

Ladies and Gentlemen:

We have acted as counsel to OceanFirst Financial Corp., a Delaware corporation (“OceanFirst”), in connection with the proposed merger (the “Merger”) of OceanFirst with Central Jersey Bancorp, a New Jersey corporation (“Central Jersey”), with OceanFirst as the surviving corporation, in accordance with the Agreement and Plan of Merger by and between OceanFirst and Central Jersey, dated as of May 26, 2009 (the “Agreement”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Agreement.

We have examined the law and such documents, including the Agreement, as deemed necessary to render the opinions expressed below. As to questions of fact material to our opinions, we have relied on representations of OceanFirst and Central Jersey contained in Officer’s Certificates provided to us, without undertaking to verify the same by independent investigation; upon representations set forth in the Agreement (including the Exhibits); and upon such other documents pertaining to the Merger as we have deemed appropriate and necessary.

In our examination we have assumed that (i) the Merger will be consummated in accordance with the terms of the Agreement; (ii) each entity that is a party to any of the documents (the “Documents”) described in the preceding paragraph has been duly organized under the laws of its state or country of organization, is validly existing and is duly qualified and in good standing in each jurisdiction in which it is required to be qualified to engage in the transactions contemplated by the Documents; (iii) each such entity has full power, authority, capacity and legal right to enter into and perform the terms of the Documents and the transactions contemplated thereby; (iv) the copies or originals of the Documents furnished to us are authentic (if originals) or accurate (if copies), those that are contracts or instruments are enforceable and effective in accordance with their terms against all parties thereto, and all signatures are genuine; (v) any representations made in the Documents are and will continue to be, true and complete, and no default exists under any of the Documents; (vi) the business and affairs of each of the entities that is a party to any of the Documents will be conducted in

Atlanta, Austin, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

OceanFirst Financial Corp.

Central Jersey Bancorp

July 29, 2009

accordance with the Documents and all relevant laws; (vii) no actions will be taken, no change in any of the Documents will occur, and no other events will occur, after the date hereof, that would have the effect of altering the facts, Documents or assumptions upon which this opinion is based; and (viii) the business reasons for the Merger will constitute a valid business purpose, within the meaning of Treasury Regulation Section 1.368-1(b) and (c), for the Merger.

The opinions rendered herein are based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department temporary and final regulations, judicial decisions, and rulings and administrative interpretations of the Internal Revenue Service, as each of the foregoing exists on the date hereof. The opinion rendered below is not binding on the Internal Revenue Service or a court of law, and no assurance can be given that legislative or administrative action or judicial decisions that differ from the opinion rendered below will not be forthcoming. Any such differences could be retroactive to transactions or business operations prior to such action or decisions.

We express no opinion as to the Federal income tax consequences other than those described below, or as to the effect of the Merger on other transactions, or as to any state, local or foreign income or other tax consequences with respect to the Merger.

Based on the foregoing, we are of the opinion, as of the date hereof and under existing law, that:

1. OceanFirst and Central Jersey are each a party to a reorganization under Code section 368(b).

2. The Merger is a statutory merger as defined in Code section 368(a)(1)(A).

3. No gain or loss will be recognized by any Central Jersey shareholder on the receipt of OceanFirst Shares in exchange for Central Jersey Shares as the result of the Merger.

4. Each Central Jersey shareholder receiving money for a fractional OceanFirst Share will be treated as having received such fractional OceanFirst Share in the Merger and then as having received cash in exchange for such fractional OceanFirst Share and gain or loss will be recognized in an amount equal to the difference between the amount of money received in lieu of the fractional OceanFirst Share minus the shareholder’s tax basis allocated to the fractional OceanFirst Share. Such gain or loss generally will be long-term capital gain or loss, if, as of the Effective Time of the Merger, the Central Jersey Shares held by the Central Jersey shareholder were capital assets and the holding period in the Central Jersey Shares exchanged is more than one (1) year.

5. The aggregate tax basis in the OceanFirst Shares received by a holder of Central Jersey Shares in the Merger (including any fractional OceanFirst Shares deemed received and exchanged for cash) will be equal to the aggregate tax basis of the holder’s Central Jersey Shares surrendered in exchange therefor.

6. The holding period of the OceanFirst Shares received by a holder of Central Jersey Shares in the Merger will include the holding period of the holder’s Central Jersey Shares surrendered in exchange therefor.

7. Neither OceanFirst nor Central Jersey will recognize gain or loss as a result of the Merger.

OceanFirst Financial Corp.

Central Jersey Bancorp

July 29, 2009

We undertake no responsibility to update or supplement our opinion. We are furnishing this letter to you solely for the purpose of satisfying Section 7.5 of the Agreement. This letter is not to be used, circulated, quoted, or otherwise referred to for any other purpose, and may not be relied upon by any person or entity other than you, without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not hereby admit that we are experts or are otherwise within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/    LOCKE LORD BISSELL & LIDDELL LLP

LOCKE LORD BISSELL & LIDDELL LLP

JBT/jac